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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Date of 15 May 2003

BHP Billiton Plc

Registration Number 3196209

Neathouse Place

London SW1V 1BH

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Rule 3.8A

For the information of your local markets, please find attached an Appendix 3D to the Australian Stock Exchange Listing Rules required to be filed under those Rules consequent upon a change in the maximum number of shares in BHP Billiton Limited that can be bought back and cancelled by BHP Billiton Limited under an existing and previously announced on - market buy-back program.

Changes relating to buy-back

(except minimum holding buy-back)

Name of entity ABN
BHP Billiton Limited	49 004 028 077

We (the entity) give ASX the following information.

1. Date that an Appendix 3C or the last Appendix 3D was given to ASX	14 May 2003

Information about the change

Complete each item for which there has been a change and items 9 and 10.
	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)
On-market buy-back
2. Name of broker who will act on the company's behalf

3. Deleted 30/9/2001

4.  If the company intends to buy back a maximum number of shares - that number

Note: This requires a figure to be included, not a percentage. The reference to a maximum number is to the total number including shares already bought back and shares remaining to be bought back. If the total has not changed, the item does not need to be completed.

	Column 1 (Details announced to market in Appendix 3C or last Appendix 3D)	Column 2 (Details of change to buy-back proposals)

5. If the company intends to buy back a maximum number of shares - the number remaining to be bought back	Up to 180,265,378 shares less the aggregate number of BHP Billiton Plc shares known to BHP Billiton Limited to have been purchased by Nelson Investment Limited since 1 July 2001	Up to 179,515,378 shares less the aggregate number of BHP Billiton Plc shares known to BHP Billiton Limited to have been purchased by Nelson Investment Limited since 1 July 2001

6. If the company intends to buy-back shares within a period of time - that period of time; if the company intends that the buy-back be of unlimited duration - that intention

7. If the company intends to buy back shares if conditions are met - those conditions
All buy-backs
8. Any other change

9. Reason for change	Purchase by Nelson Investment Limited of 750,000 BHP Billiton Plc shares on 14 May 2003.

10. Any other information material to a shareholder's decision whether to accept the offer (eg details of any proposed takeover bid)

Compliance statement
  The company is in compliance with all Corporations Act requirements relevant to this buy-back.
  There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:                     Date: 15 May 2003

(Company Secretary)

Print name: Karen J Wood

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 600 Bourke Street Melbourne Victoria 3000 Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

The BHP Billiton Group is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON Plc
/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date: 15 May 2003